Kimco Realty Corporation
500 North Broadway, Suite 201
Jericho, NY  11753
October 27, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Division of Corporation Finance, Office of Real Estate & Construction
Washington, D.C. 20549
Attention: Ruairi Regan; Jeffrey Gabor

Re:	Kimco Realty Corporation Registration Statement on Form S-4 Filed October 10, 2023 File No. 333-274926

Dear Mr. Regan and Mr. Gabor:

On behalf of Kimco Realty Corporation (the “Company”), set forth below is the response of the Company to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated October 18, 2023, regarding the Company’s Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on October 10, 2023. In connection with this letter, an amendment to the Form S-4 (“Amendment No. 1”) has been submitted to the Commission on the date hereof.

For your convenience, the Staff’s comment is set forth in bold, followed by the response on behalf of the Company.  Unless otherwise indicated, page references in the response set forth below are to the pages of the clean copy of Amendment No. 1. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in Amendment No. 1.

Form S-4 filed October 10, 2023

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE COMPANY MERGER, page 92

1.
We note your disclosure on page 28 that each of Kimco and RPT has operated in a manner that it believes has allowed it to qualify as a REIT for U.S. federal income tax purposes under the Code and intends to continue to do so through the closing date or through the taxable year ending with the company merger, respectively. Additionally, Kimco and RPT intend that Kimco will continue to operate in such a manner after the company merger. We also note your reference to certain material U.S. federal income tax considerations regarding Kimco’s taxation as a REIT on page 94. Please file as an exhibit a tax opinion supporting the tax matters and consequences to the shareholders as described in the filing, or advise how you determined such an opinion is not required. Refer to Item 601(b)(8) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that forms of the tax opinions supporting the tax matters and consequences to the shareholders as described in the filing have been filed with Amendment No. 1 as Exhibits 8.1, 8.2, 8.3 and 8.4, and the Company will file executed versions of the foregoing opinions as exhibits to a subsequent amendment to the Registration Statement prior to effectiveness of the Registration Statement.

If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (516) 869-7290 or Steven R. Green of Wachtell, Lipton, Rosen & Katz at (212) 403-1035 or by email at SRGreen@wlrk.com.

Sincerely,
/s/ Glenn G. Cohen
Glenn G. Cohen
Chief Financial Officer